December 29, 2015

Via EDGAR

Mr. John P. Nolan
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    United Security Bancshares
Form 10-K for the year ended December 31, 2014
Filed March 17, 2015
File No. 000-32897

Dear Mr. Nolan:

United Security Bancshares, a California corporation (the “Company”), is submitting this response to your Comment Letter dated December 14, 2015, regarding the Company’s Form 10-K Annual Report for the year ended December 31, 2014.

The following includes the relevant text from the Comment Letter, in the order presented in the Comment Letter, with the Company’s responses in italics:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality and Allowance for Credit Losses, page 38

1. We note your disclosure that TDRs increased by 66% from December 31, 2013 to December 31, 2014 due to the identification of loans restructured during 2013 and 2014 that had not been previously identified as TDRs. Please tell us the following concerning these TDRs:
•Explain why these loans were not classified as TDRs in prior periods and if any changes were made in your accounting policy for TDRs during 2014 that lead to these loans being classified as TDRs;

Response:
We respectfully advise the Staff that the Company’s accounting policy for TDRs was unchanged during 2014. The Company identifies TDRs in accordance with ASC 310-40.
There was one loan in the amount of $66,000 that was restructured in 2013, but incorrectly not disclosed as a TDR until the fourth quarter of 2014. There were also loans restructured in the first three quarters of 2014 that were incorrectly not disclosed as TDRs until the fourth quarter of 2014, as further described below. These loans were not disclosed as TDRs due to an inconsistent application of ASC 310-40-15 relating to the determination of whether a concession has been granted when evaluating whether the stated interest rate is lower than the current market rate for new debt with similar risk primarily as it applies to the Company’s Substandard and Special Mention grade loans.

•Explain if there was any consideration in your disclosure controls and procedures of a material weakness regarding the identification and classification of loans as TDRs during 2014 that were restructured in prior periods;

Response:

We respectfully advise the Staff that during the fourth quarter of 2014 we identified a deficiency in the design of the Company’s internal control used in evaluating when concessions are granted in accordance with ASC 310-40-15. To remediate the deficiency, the Company requires more prescriptive documentation be completed when evaluating when concessions are granted. As part of the remediation process, the Company required the documentation be completed for all previously renewed Substandard and Special Mention credits, which resulted in the additional loans being identified as TDRs.
In order to evaluate the severity of the identified deficiency as described in SEC Release 33-8810 (B. Reporting Considerations, 1. Evaluation of Deficiencies), we considered quantitative and qualitative factors to determine whether there was a reasonable possibility that the controls would fail to prevent or detect a misstatement of an account balance or disclosure and the magnitude of the potential misstatement resulting from the deficiency.
We concluded that the deficiency was not a material weakness. Our determination was primarily based on our consideration of the potential magnitude of an error, there was no negative impact on the Company’s allowance for loan and lease losses (ALLL), and consideration of the omitted TDR disclosures in the previously issued consolidated financial statements, relative to total loans outstanding and the mix of other disclosures relating to the Company’s impaired loans.
To assess the potential magnitude, we considered that all Special Mention and Substandard loans that were renewed during 2013 and 2014 comprised the entire population of loans that could have been inappropriately not identified and classified as TDRs. Additionally, a majority of loans identified and classified as TDRs in the fourth quarter of 2014 were previously identified as impaired loans, with any impairment measured and reflected in the ALLL. Accordingly, there was no negative impact on the Bank’s recorded ALLL as a result of the newly identified and classified TDRs.
Finally, we considered the loan amounts for each TDR that was not identified and classified as a TDR until the fourth quarter of 2014 and the cumulative aggregate for purposes of evaluating whether the omitted disclosures were material. The following table below presents:
Row 1 - the cumulative sum of all additional identified TDRs at the end of each period that were reported as TDRs in the fourth quarter of 2014;
Row 2- the cumulative number of all additional identified TDRs at the end of each period that were reported as TDRs in the fourth quarter of 2014;
Row 3 - the balance of total loans at the end of the period;
Row 4 - the percentage of cumulative sum of all TDRS to total loans that should have been presented as TDRs at the end of each period;
Rows 5 and 6 - the balance of one loan that was restructured in the third quarter of 2014 that was not presented as a TDR until the fourth quarter of 2014 and was classified as an impaired loan in all quarters.

		2013	2013	2013	2014	2014	2014
(thousands)	ROW	Q2	Q3	Q4	Q1	Q2	Q3
TDR REVISED $	1	66	66	65	106	734	6,374
TDR REVISED #	2	1	1	1	2	3	5
TOTAL LOANS	3	405,042	384,029	392,430	411,945	422,926	447,435
$ OF TOT LOANS	4	0.016%	0.017%	0.017%	0.026%	0.174%	1.425%
IMPAIRED $	5						5,207
% OF TOT LOANS	6						1.164%

•Quantify the number and amount of loans restructured during 2013 that were not classified as TDRs until 2014;

Response:

There was only one loan restructured during 2013 totaling $66,000 that was not classified as a TDR until 2014.

•For the loans restructured during 2013 that were not classified as TDR’s until 2014 tell us the following at December 31, 2013 and all quarterly periods in 2014 prior to classification as TDRs:
o impaired versus non-impaired
o accrual vs. non-accrual
o past due category (30-60, 61-89, 90+, current)
o credit quality indicator risk rating
o any specific allowance

Response:
Below is information for the one loan restructured for $66,000 during 2013 that was not classified as TDR until Q4 2014 for all periods from December 31, 2013 to December 31, 2014.

	12/31/2013	3/31/2014	6/30/2014	9/30/2014	12/31/2014
Impaired vs. non-impaired	non-impaired	non-impaired	non-impaired	non-impaired	impaired
Accrual vs. non-accrual	accrual	accrual	accrual	accrual	accrual
Past due category	current	current	current	current	current
Credit quality indicator risk rating	special mention	substandard	substandard	substandard	substandard
Specific allowance	0	0	0	0	0

•Provide any additional information useful to understanding the individual judgments and overall determinations made in your accounting and financial reporting in this area.
Response:
Nothing additional.
**********************

As requested, on behalf of the Company, I acknowledge that:
The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I trust the foregoing is responsive to your comments. Should you have any further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Bhavneet Gill
Senior Vice President and
Chief Financial Officer
cc:     Mr. Dennis Woods
Mr. Ken Donahue
Mr. Alan Rosen